Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2015 Unaudited Financial Results

SHANGHAI, CHINA – February 29, 2016 -- Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce solutions provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

●	Total net revenues were RMB1,016.0 million (US1$156.9 million), an increase of 48.9% year-over-year.

●	Net income was RMB13.4 million (US$2.1 million), a significant increase of 109.2% year-over-year.

●	Non-GAAP net income[2] was RMB20.9 million (US$3.2 million), an increase of 104.7% year-over-year.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders per American Depository Share[3] (“ADS[4]”) were RMB0.41 (US$0.06) and RMB0.39 (US$0.06), respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB1.53 and RMB1.53, respectively, for the same period of 2014.

Fourth Quarter 2015 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[5] was RMB2,958.2 million, an increase of 35.5% year-over-year. Maikefeng, the Company’s online retail platform, contributed RMB86.9 million to total GMV, an increase of 387.5% year-over-year.

●	Distribution GMV[6] was RMB882.7 million, an increase of 44.4% year-over-year.

●	Non-distribution GMV[7] was RMB2,075.5 million, an increase of 32.0% year-over-year.

●	Number of brand partners increased to 113 as of December 31, 2015, from 93 as of December 31, 2014.

●	Number of GMV brand partners increased to 95 as of December 31, 2015, from 78 as of December 31, 2014.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses.

3 Basic and diluted non-GAAP net income per American Depository Share are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADSs used in calculating basic and diluted net income (loss) per ADS, respectively.

4 Each ADS represents three Class A ordinary shares.

5 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

6 Distribution GMV refers to the GMV under the distribution business model.

7 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Fiscal Year 2015 Financial Highlights

●	Total net revenues were RMB2,598.4 million (US$401.1 million), an increase of 64.0% year-over-year.

●	Net income was RMB22.6 million (US$3.5 million), an increase from a net loss of RMB59.8 million in fiscal year 2014.

●	Non-GAAP net income was RMB47.8 million (US$7.4 million), an increase of 90.1% year-over-year.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB0.65 (US$0.10) and RMB0.59 (US$0.09), respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB7.23 and RMB7.23, respectively, for fiscal year 2014.

Fiscal Year 2015 Operational Highlights

●	Total GMV was RMB6,735.3 million, an increase of 58.5% year-over-year. Maikefeng, the Company’s retail online platform, contributed RMB213.5 million to total GMV, an increase of 528.9% year-over-year.

●	Distribution GMV was RMB2,262.7 million, an increase of 65.0% year-over-year.

●	Non-distribution GMV was RMB4,472.6 million, an increase of 55.4% year-over-year.

“We are pleased to report solid fourth quarter and fiscal year 2015 financial and operational results,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Our strong performance this quarter continues to be driven by our commitment to providing brand partners with the best e-commerce solutions available. We have achieved two straight years of positive non-GAAP profitability and completed our first year with GAAP net income. This is a direct result of our improving operational capabilities, quality top line growth, margin improvement and increasing economies of scale. Going forward, we will continue to strengthen our capabilities to provide better solutions to brand partners and reinforce our market leading position.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “Our stronger than expected top-line growth and healthy margin improvement during the fourth quarter leave us confident in our outlook for China’s consumer demand going forward. Looking ahead to 2016, we expect total GMV for the full year to increase by over 50% from last year. We will continue to optimize our business model mix, focus on growing our non-distribution model business, improve working capital efficiency and further increase our profitability. We expect GMV to grow faster than our topline since revenue is recognized on net basis for the non-distribution model business.”

Fourth Quarter 2015 Financial Results

Total net revenues were RMB1,016.0 million (US$156.9 million), an increase of 48.9% from RMB682.4 million in the same quarter of last year. Maikefeng contributed RMB9.6 million (US$1.5 million) to total net revenues, a decrease of 36.9% from RMB15.2 million in the same quarter of last year.

Product sales revenue was RMB757.4 million (US$116.9 million), an increase of 42.8% from RMB530.4 million in the same quarter of last year. The rise was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities, and the competitive pricing offered to consumers. Maikefeng contributed RMB8.7 million (US$1.3 million) to product sales revenues, a decrease of 42.9% from RMB15.2 million in the same quarter of last year. The decrease was primarily due to the Company’s transition from a direct sales model to a marketplace-focused model.

Services revenue was RMB258.6 million (US$39.9 million), an increase of 70.2% from RMB152.0 million in the same quarter of last year. The increase was primarily attributable to growth in sales of apparel products sold by existing brand partners as they expand their online presence, and the addition of new brand partners in the apparel and cosmetics categories. Maikefeng contributed RMB0.9 million (US$0.1 million) to services revenues, compared with nil during the same quarter of last year.

Total operating expenses were RMB1,014.1 million (US$156.5 million), an increase of 51.0% from RMB671.7 million in the same quarter of last year.

●	Cost of products was RMB670.6 million (US$103.5 million), an increase of 36.9% from RMB489.9 million in the same quarter of last year, primarily due to an increase in the volume of product sales. Maikefeng accounted for RMB12.0 million (US$1.8 million) in cost of products, a decrease of 6.2% from RMB12.8 million in the same quarter of last year.

●	Fulfillment expenses were RMB138.3 million (US$21.3 million), an increase of 93.3% from RMB71.5 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from the consignment business, and an increase in rental expenses for the Company’s warehouses. Maikefeng accounted for RMB2.9 million (US$0.4 million) in fulfillment expenses, an increase of 7.1% from RMB2.7 million in the same quarter of last year.

●	Sales and marketing expenses were RMB162.4 million (US$25.1 million), an increase of 88.7% from RMB86.1 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company’s online stores and Maikefeng. Maikefeng accounted for RMB16.3 million (US$2.5 million) in sales and marketing expenses, an increase of 141.0% from RMB6.8 million in the same quarter of last year.

●	Technology and content expenses were RMB19.2 million (US$3.0 million), an increase of 57.7% from RMB12.2 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff and project-based variable technological expenses from brand stores. Maikefeng accounted for RMB1.5 million (US$0.2 million) in technology and content expenses, an increase of 65.3% from RMB0.9 million in the same quarter of last year.

●	General and administrative expenses were RMB24.8 million (US$3.8 million), an increase of 94.0% from RMB12.8 million in the same quarter of last year. The rise was primarily due to increases in rental expenses to support business growth and increases in professional service fees as a listed company. Maikefeng accounted for RMB0.4 million (US$0.1 million) in general and administrative expenses, compared with nil during the same quarter of last year.

Excluding Maikefeng’s direct impact on revenues and expenses, non-GAAP income from operations was RMB32.9 million (US$5.1 million), an increase of 47.7% from RMB22.3 million in the same quarter of last year.

Gain on disposal of investment was RMB5.0 million (US$0.8 million), compared with nil during the same quarter of last year. This gain was primarily due to the Company’s partial disposal of its investment in Automoney, an automobile performance solution provider.

Net income was RMB13.4 million (US$2.1 million), a significant increase of 109.2% year-over-year. Basic and diluted earnings attributable to ordinary shareholders per ADS were RMB0.27 and RMB0.25, compared with basic and diluted net loss attributable to ordinary shareholders per ADS of RMB1.94 and RMB1.94, for the same period of 2014.

Non-GAAP net income was RMB20.9 million (US$3.2 million), an increase of 104.7% year-over-year. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB0.41 and RMB0.39, respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB1.53 and RMB1.53, respectively, for the same period of 2014.

As of December 31, 2015, the Company had RMB837.3 million (US$129.3 million) of cash, cash equivalents and short-term investment, an increase from RMB206.4 million as of December 31, 2014.

For the quarter ended December 31, 2015, net cash provided by operating activities was RMB17.2 million (US$2.6 million).

As of December 31, 2015, the Company had repurchased approximately US$2 million in aggregate of its own ADSs.

Fiscal Year 2015 Financial Results

Total net revenues were RMB2,598.4 million (US$401.1 million), an increase of 64.0% from RMB1,584.4 million in the same quarter of last year. Maikefeng contributed RMB69.5 million (US$10.7 million) to total net revenues, an increase of 139.7% from RMB29.0 million year-over-year.

Product sales revenue was RMB1,940.6 million (US$299.6 million), an increase of 63.5% from RMB1,187.2 million year over year. The increase was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. Maikefeng contributed RMB67.9 million (US$10.5 million) to product sales revenues, an increase of 134.0% from RMB29.0 million year-over-year.

Services revenue was RMB657.8 million (US$101.5 million), an increase of 65.6% from RMB397.3 million year-over-year. The increase was primarily attributable to growth in sales of apparel products sold by existing brand partners as they expand their online presence and the addition of new brand partners in the same category. Maikefeng contributed RMB1.6 million (US$0.3 million) to services revenues, compared with nil in fiscal year 2014.

Total operating expenses were RMB2,590.0 million (US$399.8 million), an increase of 57.8% from RMB1,641.3 million in fiscal year 2014.

●	Cost of products was RMB1,735.8 million (US$268.0 million), an increase of 59.8% from RMB1,086.1 million year-over-year, primarily due to an increase in the volume of product sales. Maikefeng accounted for RMB61.2 million (US$9.4 million) in cost of products, an increase of 155.8% from RMB23.9 million year-over-year.

●	Fulfillment expenses were RMB325.2 million (US$50.2 million), an increase of 93.4% from RMB168.1 million year-over-year. The increase was primarily due to increases in GMV contribution from the consignment business, and an increase in rental expenses for the Company’s warehouses. Maikefeng accounted for RMB13.9 million (US$2.1 million) in fulfillment expenses, an increase of 187.9% from RMB4.8 million year-over-year.

●	Sales and marketing expenses were RMB403.5 million (US$62.3 million), an increase of 77.8% from RMB227.0 million year-over-year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company’s online stores and Maikefeng. Maikefeng accounted for RMB43.2 million (US$6.7 million) in sales and marketing expenses, an increase of 195.8% from RMB14.6 million year-over-year.

●	Technology and content expenses were RMB59.9 million (US$9.3 million), a decrease of 5.8% from RMB63.6 million year-over-year. The decline was primarily due to a decrease in share-based compensation expenses, which were partially offset by increases in technology-focused staff and project-based variable technology expenses from brand stores. Maikefeng accounted for RMB5.8 million (US$0.9 million) in technology and content expenses, an increase of 116.5% from RMB2.7 million year-over-year.

●	General and administrative expenses were RMB73.7 million (US$11.4 million), a decrease of 24.0% from RMB96.9 million year-over-year. The decline was primarily due to a decrease in share-based compensation expenses, which were partially offset by increases in rental expenses to support business growth and increases in professional service fees as a listed company. Maikefeng accounted for RMB0.4 million (US$0.1 million) in general and administrative expenses, compared with nil last year.

Excluding Maikefeng, non-GAAP income from operations was RMB88.5 million (US$13.7 million), an increase of 96.6% from RMB45.0 million year-over-year.

Gain on disposal of investment was RMB9.7 million (US$1.5 million), compared with nil last year. The gain was due to the Company’s partial disposal of its investment in Automoney.

Share of loss in equity method investment was RMB10.2 million (US$1.6 million), compared with nil last year. Under the equity method, Baozun is required to recognize its share of Automoney’s losses.

Net income was RMB22.6 million (US$3.5 million), a significant increase from net loss of RMB59.8 million in fiscal year 2014. Basic and diluted net loss attributable to ordinary shareholders per ADS were RMB0.08 and RMB0.08, compared with basic and diluted net loss attributable to ordinary shareholders per ADS of RMB15.93 and RMB15.93, for fiscal year 2014.

Non-GAAP net income was RMB47.8 million (US$7.4 million), an increase of 90.1% from RMB25.1 million in fiscal year 2014. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB0.65 and RMB0.59, respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB7.23 and RMB7.23, respectively, for fiscal year 2014.

For the full year of 2015, net cash provided by operating activities was RMB2.3 million compared with net cash used in operating activities of RMB66.5 million in 2014.

Business Outlook

For the first quarter of 2016, the Company expects total net revenues to be between RMB600 million and RMB610 million, representing year-over-year growth of approximately 26% to 28%.

Appointment of Vice President

The Company recently appointed Ms. Rose Yuanyuan Wang to serve as its Vice President for beauty and luxury categories and cross border business. Ms. Wang has extensive experience in China’s e-commerce and brand sector, having co-founded one of leading flash sales platforms in 2011 in China. She also has extensive experience in merchandising and operations management at a number of luxury and fashion companies including Gucci Group and Miss Sixty China.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Monday, February 29, 2016 (9:00 a.m. Beijing time on Tuesday, March 1, 2016).

Dial-in numbers for the live conference call are as follows:

International:	+852 5808 3202
U.S. Toll Free:	1-855-298-3404
Mainland China Toll Free:	4001-200-539
Hong Kong Toll Free:	800-905-927

Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 7, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	1-866-846-0868

Passcode: 1536081

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of shares multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	206,391	787,257	121,531
Restricted cash	37,900	48,144	7,432
Short-term investment	-	50,000	7,719
Accounts receivable, net	229,502	364,782	56,312
Inventories	242,978	334,347	51,614
Advances to suppliers	49,740	34,668	5,352
Deferred tax assets	-	13,815	2,133
Prepayments and other current assets	37,897	112,122	17,309
Amounts due from related parties	15,149	37,565	5,799
Total current assets	819,557	1,782,700	275,201

Non-current assets
Investments in cost method investees	5,625	13,307	2,054
Property and equipment, net	30,223	59,208	9,140
Intangible assets, net	14,668	20,128	3,107
Other non-current assets	2,441	13,830	2,135
Total non-current assets	52,957	106,473	16,436

Total assets	872,514	1,889,173	291,637

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	300,007	470,493	72,632
Note payable	17,000	18,088	2,792
Income tax payable	2,196	7,793	1,203
Accrued expenses and other current liabilities	66,786	150,859	23,288
Amounts due to related parties	7,469	7,469	1,153
Total current liabilities	393,458	654,702	101,068
Total liabilities	393,458	654,702	101,068

Convertible redeemable preferred shares:	801,285	-	-
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 151,471,369 shares issued and outstanding as of December 31, 2015)	17	93	14
Additional paid-in capital	3,755	1,535,665	237,066
Accumulated deficit	(327,205)	(320,499)	(49,477)
Accumulated other comprehensive income	1,204	19,212	2,966
Total shareholders' (deficit) equity	(322,229)	1,234,471	190,569

Total liabilities, convertible redeemable preferred shares and shareholders’ equity	872,514	1,889,173	291,637

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Product sales	530,438	757,433	116,928	1,187,162	1,940,649	299,585
Services	151,984	258,616	39,923	397,258	657,794	101,546
Total net revenues	682,422	1,016,049	156,851	1,584,420	2,598,443	401,131

Operating expenses (1)
Cost of products	(489,906)	(670,559)	(103,516)	(1,086,133)	(1,735,820)	(267,964)
Fulfillment	(71,527)	(138,261)	(21,344)	(168,130)	(325,159)	(50,196)
Sales and marketing	(86,064)	(162,411)	(25,072)	(226,952)	(403,519)	(62,293)
Technology and content	(12,181)	(19,211)	(2,966)	(63,607)	(59,946)	(9,254)
General and administrative	(12,790)	(24,812)	(3,830)	(96,911)	(73,678)	(11,374)
Other operating income, net	726	1,173	181	457	8,130	1,255
Total operating expenses	(671,742)	(1,014,081)	(156,547)	(1,641,276)	(2,589,992)	(399,826)
Income (loss) from operations	10,680	1,968	304	(56,856)	8,451	1,305
Other income
Interest income	409	3,733	576	3,156	8,834	1,364
Interest expense	(1,477)	-	-	(1,552)	-	-
Gain on disposal of investment	-	5,000	772	-	9,674	1,493
Share of loss in equity method investment	-	-	-	-	(10,236)	(1,580)
Exchange loss	(2,690)	(181)	(28)	(2,650)	(124)	(19)
Income (Loss) before income tax	6,922	10,520	1,624	(57,902)	16,599	2,563
Income tax (expense) benefit	(534)	2,845	439	(1,912)	6,022	930
Net income (loss)	6,388	13,365	2,063	(59,814)	22,621	3,493
Preferred shares redemption value accretion	(24,527)	-	-	(79,169)	(25,332)	(3,911)
Deemed dividend from issuance of preferred share	-	-	-	(16,666)	-	-
Net (loss) income attributable to ordinary shareholders	(18,139)	13,365	2,063	(155,649)	(2,711)	(418)

Net (loss) income attributable to ordinary shareholders per share:
Basic	(0.65)	0.09	0.01	(5.31)	(0.03)	(0.00)
Diluted	(0.65)	0.08	0.01	(5.31)	(0.03)	(0.00)
Net (loss) income attributable to ordinary shareholders per ADS:
Basic	(1.94)	0.27	0.04	(15.93)	(0.08)	(0.01)
Diluted	(1.94)	0.25	0.04	(15.93)	(0.08)	(0.01)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	28,058,820	150,958,354	150,958,354	29,314,067	102,987,119	102,987,119
Diluted	28,058,820	162,508,752	162,508,752	29,314,067	102,987,119	102,987,119

Net income (loss)	6,388	13,365	2,063	(59,814)	22,621	3,493
Other comprehensive income, net of tax:
Foreign currency translation adjustment	1,526	6,719	1,037	1,249	18,008	2,780
Comprehensive income (loss)	7,914	20,084	3,100	(58,565)	40,629	6,273

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$

Fulfillment	(222)	(401)	(62)	(460)	(1,440)	(222)
Sales and marketing	(2,315)	(2,983)	(460)	(5,469)	(9,793)	(1,512)
Technology and content	(537)	(1,452)	(224)	(26,311)	(5,047)	(779)
General and administrative	(730)	(2,661)	(411)	(52,723)	(8,915)	(1,376)
	(3,804)	(7,497)	(1,157)	(84,963)	(25,195)	(3,889)

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations	10,680	1,968	304	(56,856)	8,451	1,305
Add: Share-based compensation expenses	3,804	7,497	1,157	84,963	25,195	3,889
Non-GAAP income from operations	14,484	9,465	1,461	28,107	33,646	5,194

Net income (loss)	6,388	13,365	2,063	(59,814)	22,621	3,493
Add: Share-based compensation expenses	3,804	7,497	1,157	84,963	25,195	3,889
Non-GAAP net income	10,192	20,862	3,220	25,149	47,816	7,382

Net (loss) income attributable to ordinary shareholders	(18,139)	13,365	2,063	(155,649)	(2,711)	(418)
Add: Share-based compensation expenses	3,804	7,497	1,157	84,963	25,195	3,889
Non-GAAP net (loss) income attributable to ordinary shareholders	(14,335)	20,862	3,220	(70,686)	22,484	3,471

Non-GAAP net (loss) income attributable to ordinary shareholders per ADS:
Basic	(1.53)	0.41	0.06	(7.23)	0.65	0.10
Diluted	(1.53)	0.39	0.06	(7.23)	0.59	0.09
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	28,058,820	150,958,354	150,958,354	29,314,067	102,987,119	102,987,119
Diluted	28,058,820	162,508,752	162,508,752	29,314,067	114,636,131	114,636,131